Exhibit (a)(1)(C)

APPLE COMPUTER

Stock Option Exchange Program

Frequently Asked Questions

            The following list of frequently asked questions (FAQ’s) is designed to provide answers to commonly asked questions about Apple’s Stock Option Exchange Program. For your convenience, the questions have been separated into four sections: (1) Program Design, (2) Program Timing, (3) Additional Issues and (4) Program Administration.

            We encourage you to carefully read the following questions and answers as well as the Stock Option Exchange Program Overview, the legal Tender Offer document (referred to here as the Offer to Exchange), and the election form.  Apple’s Stock Option Exchange Program (also referred to here as the Exchange Program) is subject to the terms and conditions of these documents as they may be amended. Additional important information is contained in the Exchange Program documents.  Please review them to ensure you are making an informed decision regarding your participation in the Exchange Program.  We encourage you to seek advice from your own attorney and/or financial advisor regarding personal tax implications or other investment-related questions.

PROGRAM DESIGN

Q1.              Why is Apple offering the Stock Option Exchange Program?

A1.     Stock options play a critical role in Apple’s compensation philosophy, providing the opportunity for employees to share in the Company’s success. We issued the currently outstanding options to motivate our employees to perform at high levels and provide an effective means of recognizing employee contributions to our success.  Unfortunately, with the downturn in the economy, Apple’s share price has declined significantly over the last few years, leaving many employees with stock options whose exercise prices are significantly higher than the current market price of our stock, commonly referred to as “underwater” options. Apple’s Stock Option Exchange Program is designed to provide our employees the opportunity to replace “underwater” options with options that are “at-the-money” when they are granted and have greater potential to increase in value over time.

                        Additionally, because of the drop in Apple’s stock price over the last few years, the number of unexercised options outstanding has grown to an undesirable level.  By offering employees the opportunity to exchange out-of-the-money options for a smaller number of at-the-money options, Apple has the potential to significantly reduce the total number of options outstanding.

Q2.              What is the Stock Option Exchange Program?

A2.                 The Stock Option Exchange Program is a voluntary opportunity for eligible employee option holders to exchange outstanding Apple options granted under our 1997 Employee Stock Option Plan with exercise prices at or above $25.00 per share for a predetermined number of new stock options that will be granted at fair market value on the day of the new grant, which will be the first business day that is at least 6-months-plus-1-day after the exchanged options are cancelled. We anticipate issuing the new grants on October 20, 2003.

Q3.     Why doesn’t Apple just reprice our underwater employee options?

A3.                 In a traditional repricing, “underwater” employee options are cancelled and new options are immediately granted at the current fair market value. If Apple repriced your underwater options, the company would be required by the Financial Accounting Standards Board (FASB) to record a charge against earnings on any future appreciation of the repriced options.

In 1998, FASB adopted unfavorable accounting consequences for companies that reprice options. These rules require options granted within 6 months of cancelled options to be treated as a variable expense to earnings. If we were to issue new options immediately, Apple would be required to record the non-cash accounting impact of increases in our stock price relative to the new options’ exercise price as a compensation expense. We would have to continue this variable accounting for the new options until they were exercised, forfeited or terminated. The higher the market value of our stock, the greater the compensation expense incurred. By deferring the grant of the new options for at least 6-months-plus-1-day, we should not have to treat the new options as a variable expense to earnings.

Q4.                What option grants can I exchange?

A4.                 All unexercised options, vested or unvested, granted under our 1997 Employee Stock Option Plan with exercise prices at or above $25.00 are eligible for exchange.  You may exchange all, some or none of your existing option grants with exercise prices at or above $25.00. However, if you exchange any option grant, you will have to exchange all of the outstanding options in that grant. You cannot exchange part of the outstanding options under any single grant.  As part of the exchange, Apple will grant you a predetermined number of new options.  The number of new options you will receive was determined by comparing the value of the options you surrender to the value of options you receive in exchange using the Black-Scholes stock option pricing model.

In addition, if you have been granted options since September 20, 2002 and elect to participate in the Exchange Program, all options granted to you since that date must also be exchanged. This exchange is required to prevent Apple from incurring unfavorable accounting treatment (as described above) on the options recently granted to you. The exchange ratio for grants since September 20, 2002 is one-for-one.

Q5.                Who is eligible to participate in Apple’s Stock Option Exchange Program?

A5.                 All Apple employees, excluding executive officers and members of the Board of Directors with stock option grants under our 1997 Employee Stock Option Plan with exercise prices at or above $25.00 per share and employed by Apple on the cancellation date are eligible to participate.

To receive a new option grant, you must be employed by Apple or one of its subsidiaries through the date on which the new options are granted, which will be the first business day at least 6-months-plus-1-day after the cancellation date. We refer to this date as the new option grant date. If we do not extend the Exchange Program, we anticipate the new option grant date will be October 20, 2003.

Q6.                If I am on a leave of absence or go on leave of absence before the Exchange Program expiration date, can I still exchange my options?

A6.                 Yes. If you are an employee on a leave of absence or plan to go on a leave of absence for any reason before the Exchange Program expiration date, you may participate in this program and exchange your eligible options.

You must be employed by Apple or one of its subsidiaries through the date on which the new options are granted to receive a new option grant, which will be the first business day that is at least 6-months-plus-1-day after the cancellation date.  If you are on a leave of absence and still employed by Apple or one of its subsidiaries on the new grant date, which will be the first business day that is at least 6-months-plus-1-day after the cancellation date, you will receive a new option grant.

Q7.                How many new options will I receive for the options I elect to exchange?

A7.                  The predetermined number of new stock options you will receive depends on the exercise price of the original options you elect to exchange; the exchange ratios have been determined using Black-Scholes, a commonly accepted stock option pricing model. The exchange ratios are detailed below.

For example:

                                     If you exchange 5,000 options with an exercise price of $42.00, you will receive a new grant of 2,000 options (5,000 ÷ 2.5) at least 6-months-plus-1-day after the cancellation date. The exercise price of the new grant will be set at the fair market value of Apple stock (closing price) on the new grant date.

Old Option(s) Exercise Price		Non-Executive Officer Employees
Greater Than or Equal To …	Less Than or Equal To …	Exchange Ratio Old : New
$25.00	$29.99	1.5 : 1
$30.00	$39.99	2.0 : 1
$40.00	And Above	2.5 : 1

All new options will be subject to a new option agreement between you and Apple.

Q8.     Why isn’t the exchange ratio set at one-for-one?

A8.                 The exchange ratios have been developed to be fair to you and responsible to Apple’s shareholders.  It is important to balance the interests of both employees and shareholders in a Stock Option Exchange Program. As an employee, you may benefit by replacing your “underwater” options with new options that are “at-the-money” on the new grant date.

Q9.     What will the exercise price of my new options be?

A9.                 The exercise price of your new options will be the closing price of Apple’s common stock as reported by NASDAQ on the new option grant date, which is expected to be October 20, 2003. We cannot predict what that price will be.  If you are a tax resident of France, the exercise price of your new options will be the greater of the closing price of Apple’s common stock as reported by NASDAQ on the new option grant date or 80% of the average quotation price of Apple’s common stock as reported by NASDAQ for the 20 trading days preceding the grant of new options.

Q10.         When will my new options vest?

A10.           Each new option will vest annually over two years with 50% vesting on the first anniversary of the new grant date and the remaining 50% vesting on the second anniversary of the new grant date, subject to your continued employment with Apple or one of Apple’s subsidiaries. This two-year annual vesting schedule applies to all replacement grants, regardless of the vested position of the options you elect to exchange.

Q11.  What are some of the potential risks if I choose to exchange my outstanding option grants?

A11.           Apple’s stock price may increase during the 6-month-plus-1-day waiting period, resulting in the new grants having an exercise price higher than those you exchanged.

Also, if your employment with Apple or one of Apple’s subsidiaries ends for any reason during the 6-months-plus-1-day waiting period, either voluntarily or otherwise, you will not receive any new options and your cancelled options will not be reinstated.

We encourage you to seek advice from your own attorney and/or financial advisor regarding personal tax implications or other investment-related questions.

Q12.         What happens to options that I choose not to exchange?

A12.            Options that you choose not to exchange will remain outstanding until they are exercised or expire based on their original terms and will retain their current exercise price and current vesting schedule.

PROGRAM TIMING

Q13.         When does Apple’s Stock Option Exchange Program begin?

A13.           Apple’s Stock Option Exchange Program began when the Exchange Program documents were filed with the Securities and Exchange Commission (SEC) on March 20, 2003.

Q14.         When does Apple’s Stock Option Exchange Program end?

A14.           Apple’s Stock Option Exchange Program ends with the expiration of the Exchange Program at 5:00p.m., Pacific Daylight Time, on April 17, 2003. We refer to this date and time as the “expiration date,” unless Apple extends the period during which the Exchange Program will remain open. If we extend the Exchange Program, the term

“expiration date” will refer to the time and date at which the extended Exchange Program expires.

To participate in this program, you must complete your election to exchange your options and submit it to Mellon Investor Services no later than 5:00p.m., Pacific Daylight Time, on April 17, 2003.

Q15.         Can the Exchange Program be extended and will Apple let me know if and when this occurs?

A15.           The Exchange Program expires at 5:00p.m., Pacific Daylight Time, on April 17, 2003, unless we extend it. We may, at our discretion, extend the Exchange Program at any time, but we do not currently expect to do so.  If we extend the Exchange Program, we will issue a public statement announcing the extension.

Q16.   When will the options that I elect to exchange be cancelled?

A16.           The options you choose to exchange will be cancelled on the first business day following the expiration date of the Exchange Program. Apple refers to this date as the “cancellation date.” If we do not extend the Exchange Program, the cancellation date will be April 18, 2003.  You will have no further right or interest in shares that were subject to a cancelled option, whether vested or unvested.

Q17.         When will I receive my new options?

A17.           If you elect to exchange your options, Apple will send you via email a promise to grant stock options after the Exchange Program expiration date.   We will grant the new options on the first business day that is at least 6-months-plus-1-day after the date on which the original options were cancelled. You will receive a new option agreement for the new grant.

Q18.         When will my new options expire?

A18.           Your new options will expire seven (7) years from the date of grant, or earlier if your employment with Apple or any of Apple’s subsidiaries ends.

ADDITIONAL ISSUES

Q19.         What happens if I leave Apple after exchanging my options, but before my new options are granted?

A19.           To receive a new option grant, you must be employed by Apple or one of its subsidiaries through the new option grant date. We expect that the new options will be granted on October 20, 2003. If, for any reason, you are not employed by Apple or one of Apple’s subsidiaries on the new option grant date, you will not receive any new options or other compensation in exchange for the options that you elected to exchange and that were subsequently cancelled.

Q20.         Are there circumstances under which I would not be granted new options?

A20.           Yes. If, for any reason, you are no longer an employee of Apple or one of Apple’s subsidiaries on the new option grant date, you will not receive any new options.

Even if Apple accepts your options for exchange, the Company will not grant new options to you if it is prohibited from doing so by applicable law. For example, Apple could become prohibited from granting new options as a result of changes in SEC rules, regulations or policies, NASDAQ listing requirements or the laws of a non-U.S. jurisdiction.

Q21.         If I elect to exchange eligible options as part of the Stock Option Exchange Program, will I be eligible to receive other option grants before I receive my new options?

A21.           No. If you participate in the Exchange Program, you will not receive any other option grants before you receive your new options. Because of the unfavorable accounting rules, participants in the Exchange Program are ineligible for any additional stock option grants until after the replacement grant date. Options that you would otherwise receive in connection with your performance or a promotion will be deferred for at least 6-months-plus-1-day after the cancellation date.

Q22.         If I choose to exchange my eligible options, why do I have to exchange all options granted after September 20, 2002?

A22.           Under current accounting rules, options that Apple granted during the six-month period before this Exchange Program began and the six-month period after cancellation of exchanged options could be viewed as “replacement” options for the cancelled grants. As such, accounting rules would require Apple to incur unfavorable treatment for these replacement option grants.

Q23.   Will I be required to give up all of my rights under the cancelled options?

A23.           Yes. Once Apple has accepted options that you tender for exchange, your options will be cancelled and you will no longer have any rights under those options. We intend to cancel all options tendered for exchange on the cancellation date, which is the first business day following the expiration of the Exchange Program. We anticipate the cancellation date to be April 18, 2003.

Q24.         If I elect to exchange an eligible option grant, do I have to exchange all of the shares covered by that grant?

A24.           Yes. Apple is not accepting partial tenders of option grants. However, you may elect to exchange the remaining portion of any grant where you have partially exercised the options. For each grant you elect to exchange, all outstanding options must be exchanged, whether vested or unvested.

Q25.   If I exchange my options in the Stock Option Exchange Program, will I have to pay taxes?

A25.           If you are a resident of the United States and exchange your current options for new options, under current law, you should not be required to recognize income for U.S. federal income tax purposes at the time of the exchange. Similarly, under current law, on the new option grant date you also should not be required to recognize income for U.S. federal income tax purposes.  We recommend that you consult your financial advisor about your particular situation.

If you are a resident of a country other than the United States the tax consequences of participating in this Exchange Program may be different for you. Please be sure to read the sections of the Offer to Exchange that discuss the potential tax consequences in the country in which you are subject to tax.

PROGRAM ADMINISTRATION

Q26.         How do I elect to exchange my options?

A26.           If you currently have options granted under our 1997 Employee Stock Option Plan with exercise prices equal to or greater than $25.00 per share, you will receive an email with your Personal Identification Number (PIN) to access your stock option information on Mellon’s Web site. The Web site contains information regarding all of your outstanding option grants, including instructions on how to elect to exchange your eligible options.  You must submit your election to Mellon via their Web site no later than 5:00p.m., Pacific Daylight Time, on April 17, 2003.  Apple prefers that you elect to exchange your eligible options via the Web; however, if you have technical difficulties, please call Mellon Investor Services between the hours of 8:00a.m. to 7:00p.m., Pacific Time to arrange an alternate mode of election.

                                            Mellon Investor Services

                                            http://www.corporate-action.net/apple/

                                            888-605-2938 (Calling from within the US)

                                            201-329-8195 (Calling from outside the US)

Mellon Website                      Please log into http://www.corporate-action.net/apple/ and follow the instructions.

By Telephone                                  Please call 888-605-2938 or 201-329-8195 and a Customer Service Representative will assist you.

Q27.   Can I change my mind and withdraw options that I previously elected to exchange?

A27.           Yes. You may change your previous elections or withdraw from the Exchange Program at any time before the Offer to Exchange expires at 5:00p.m., Pacific Daylight Time, on April 17,2003. If we extend the Exchange Program beyond that time, you may change your election at any time before the extended Exchange Program expires. To change your elections or withdraw from the Exchange Program before the offer expiration, please follow the directions on Mellon’s Web site. If you have technical difficulties, please call Mellon Investor Services between the hours of 8:00a.m. and 7:00p.m., Pacific Time.

Q28.   Can Apple help me decide whether or not I should exchange my eligible options?

A28.           No. Apple cannot provide advice or guidance regarding your decision to participate in the Stock Option Exchange Program. We encourage you to seek advice from your own attorney and/or financial advisor regarding personal tax implications or other investment-related questions.

Q29.         Who can I talk to if I have questions regarding Apple’s Stock Option Exchange Program?

A29.           For additional information, assistance, or to make your election, please contact:

Mellon Investor Services

http://www.corporate-action.net/apple/

Customer Service Representatives

Available Monday through Friday 8:00a.m. to 7:00p.m., Pacific Time
888-605-2938 (Calling from within the US)

                                    201-329-8195 (Calling from outside the US)